Securities and Exchange Commission
                          Washington, D.  C.  20549

                               _______________

                                  Form 10-SB

                                ______________


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                           WorldNet, Inc. of Nevada
                     (Name of registrant in its charter)


         Nevada                                    88-0247824
(State of incorporation)              (I.R.S. Employer Identification No.)

                            476 East South Temple
                          Salt Lake City, Utah 84111
                                (801) 323-2395
        (Address and telephone number of principal executive offices and principal place of business)


                               ________________

         Securities registered pursuant to Section 12(b) of the Act:

                                     None
                               ________________

         Securities registered pursuant to Section 12(g) of the Act:

                        Common Stock, par value $.001
                             Title of each class

                              Table of Contents

                                    PART I

Item 1: Description of Business............................................3
Item 2: Management's Discussion and Analysis or Plan of Operation..........6
Item 3: Description of Property............................................6
Item 4: Security Ownership of Certain Beneficial Owners and Management.....6
Item 5: Directors, Executive Officers, Promoters and Control Persons.......7
Item 6: Executive Compensation.............................................7
Item 7: Certain Relationships and Related Transactions.....................7
Item 8: Description of Securities..........................................8

                                     PART II

Item 1: Market Price for Common Equity and Related Stockholder Matters.....8
Item 2: Legal Proceedings..................................................8
Item 3: Changes in and Disagreements with Accountants......................8
Item 4: Recent Sales of Unregistered Securities............................8
Item 5: Indemnification of Directors and Officers..........................8

                                   PART F/S
Index to Financial Statements..............................................9

                                   PART III

Item 1: Index to and Description of Exhibits...............................10

                          FORWARD LOOKING STATEMENTS

    In this registration statement references to "WorldNet," "we," "us," and "our" refer to WorldNet, Inc. of Nevada

    This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within WorldNet's control. These factors include but are not limited to economic conditions generally and in the industries in which WorldNet may participate; competition within WorldNet's chosen industry, including competition from much larger competitors; technological advances and failure by WorldNet to successfully develop business relationships.

ITEM 1: DESCRIPTION OF BUSINESS

Business Development

    We were incorporated in the state of Nevada on March 10, 1986 and shortly after our incorporation we entered into an agreement to lease, sell and market the Hystar airship and the Burket Mill, a waste milling device. However, the venture was found to be cost prohibitive and we ceased such activities in 1986 and did not engage in any further commercial operations.

    We have not recorded any revenues for the past two fiscal years and our independent auditors have expressed doubt that we can continue as a going concern unless we obtain financing to continue operations. We have voluntarily filed this registration statement to become a reporting company.

Our Plan

    Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition.

    Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current shareholders, or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

    The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders.

    Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our shareholders.

Investigation and Selection of Business Opportunities

    A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concept, the merit of technological changes, the perceived benefit that company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

    Our management will analyze the business opportunities, however, none of our management are professional business analysts (See "Directors and Executive Officers," below). Our management might hire an outside consultant to assist in the investigation and selection of business opportunities. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

    In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

    (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

    (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

    (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

    (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

    (5)   The extent to which the business opportunity can be advanced;

    (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

    (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

    (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

    (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

    No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

    We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as our needs and desires and those of the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition

    We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than we are to obtain access to attractive business opportunities. We also will experience competition from other public "blind pool" companies, many of which may have more funds available.

Employees

    We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

    WorldNet has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

    Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


      ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

    We have no assets and have experienced losses from inception. As of the period ended June 30, 2000 we had no cash on hand and total current liabilities of $32,000. The current liabilities reflect a note payable to Mutual Ventures Corporation for accounting and legal fees paid on our behalf. We have no material commitments for capital expenditures for the next twelve months.

    Since inception, we have primarily financed our operations through the sale of our common stock and loans. We believe that our current cash needs can be met by loans from our directors, officers and shareholders for at least the next twelve months. However, if we obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling our common stock.

    Our management intends to actively seek business opportunities during the next twelve months.


                      ITEM 3: DESCRIPTION OF PROPERTIES

    We do not currently own or lease any property. We utilize office space in the office of one of our shareholders at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.


              ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                            OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership of our outstanding common stock by our management and each person or group known by us to own beneficially more than 5% of our outstanding common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 17,500,000 shares of common stock outstanding as of June 30, 2000.


                          CERTAIN BENEFICIAL OWNERS

                                          Common Stock Beneficially Owned
                                          --------------------------------
Name and Address of                Number of Shares of
Beneficial Owners                  Common Stock         Percentage of Class
------------------------------     -----------------    --------------------
VIP WorldNet, Inc.                    15,010,650*            85.7%
154 East Ford Avenue
Salt Lake City, Utah 84115

* VIP WorldNet, Inc. holds 15,000,000 shares and its directors and officers beneficially own the following shares of our common stock: Joanne Clinger, President, 10,450 and Wayne Reichman, Secretary, 200 shares.

                                  MANAGEMENT

                                          Common Stock Beneficially Owned
                                          -------------------------------
Name and Address of                Number of Shares of
Beneficial Owners                  Common Stock         Percentage of Class
----------------------------       -------------------  -------------------
Don Mayer                               324,000                1.8%
6360 South 3000 East #205
Salt Lake City, Utah 84121


                   ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

    Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require two directors who serve for terms of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

                                                      Director or
Name            Age    Position Held                  Officer Since
--------------  ----   ------------------------       ----------------
Don Mayer        60    President, Director            February 3, 2000
Ariika Mason     20    Secretary/Treasurer, Director  March 13, 2000

    Donald R. Mayer. Mr. Mayer is the President and a director of Universal Business Insurance. He has worked in the insurance industry for over 17 years, specializing in the motel/hotel industry. He graduated from the University of Utah, located in Salt Lake City, Utah, with a B.A in accounting in 1971.

    Ariika Mason. From January 1999 through the present Ms. Mason has worked as a customer relations specialist for Mutual Ventures Corporation. From July of 1997 to January 1999 she was employed by Utah Internet as a secretary.
From February 1997 through June 1997 she worked as a receptionist for Universal Business Insurance. She attended Salt Lake Community College located in Salt Lake City, Utah during 1999.


                        ITEM 6: EXECUTIVE COMPENSATION

    None of our named executive officers received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights from us during the past three fiscal years. We have not entered into employment contracts with our executive officers and their compensation, if any, will be determined at the discretion of our Board of Directors.

Compensation of Directors

    We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


            ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    We have not engaged in any transactions in excess of $60,000 during the past two years involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

Parent Company

    VIP Worldnet, Inc. is our parent company and beneficially owns 15,010,650 shares of our common stock. Such shares represent 85.7 % of our outstanding shares.


                      ITEM 8: DESCRIPTION OF SECURITIES


Common Stock

    We are authorized to issue 25,000,000 shares of common stock, par value $.001, of which 17,500,000 were issued and outstanding as of June 30, 2000. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.


                                   PART II


                    ITEM 1: MARKET PRICE FOR COMMON EQUITY
                       AND RELATED STOCKHOLDER MATTERS

    We have had no market activity in our stock as of this filing. We have approximately 83 stockholders of record holding 17,500,000 common shares. 2,165,350 shares are free trading and 15,010,650 shares are restricted stock as that term is defined in Rule 144. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.


                          ITEM 2: LEGAL PROCEEDINGS

    We are not a party to any proceedings or threatened proceedings as of the date of this filing.


            ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.


               ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

     We have not sold securities within the past three years without registration.


              ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our bylaws provide for the indemnification of present and former directors and officers. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all reasonable costs incurred in an action or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful.

    We will not indemnify an individual adjudged liable to us or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

    Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.


                                   PART F/S

                        INDEX TO FINANCIAL STATEMENTS

    WorldNet, Inc. of Nevada financial statements June 30, 2000, (unaudited) and December 31, 1999 and 1998.

                           Worldnet, Inc. of Nevada

                             Financial Statements

                          June 30, 2000 (unaudited)
                                     and
                          December 31, 1999 and 1998

                               C O N T E N T S


Independent Auditors' Report ......................................... 3

Balance Sheets ....................................................... 4

Statements of Operations ............................................. 5

Statements of Stockholders' Equity.................................... 6

Statements of Cash Flows ............................................. 8

Notes to the Financial Statements .................................... 9

                         CROUCH,  BIERWOLF & CHISHOLM
                         Certified Public Accountants
                         50 West Broadway, Suite 1130
                          Salt Lake City, Utah 84101
                            Office (801) 363-1175
                              Fax (801) 363-0615
  __________________________________________________________________________



                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Worldnet, Inc. of Nevada, Inc.

We have audited the accompanying balance sheets of Worldnet, Inc. of Nevada (a development stage company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998 and from inception March 12, 1986 through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worldnet, Inc. of Nevada (a development stage company) as of December 31, 1999 and 1998 and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 and from inception March 12, 1986 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, Utah
April 13, 2000

                           Worldnet, Inc. of Nevada
                        (A Development Stage Company)
                                Balance Sheets



                                    ASSETS
                                    ------

                                        June 30,          December 31,
                                     ------------- ---------------------------
                                          2000          1999         1998
                                     ------------- ------------- -------------
                                      (Unaudited)

Cash (Note 1)                        $          -  $          -  $          -
                                     ------------- ------------- -------------
   TOTAL  ASSETS                     $          -  $          -  $          -
                                     ============= ============= =============



                     LIABILITIES AND STOCKHOLDERS' EQUITY
                   ---------------------------------------

CURRENT LIABILITIES

Accounts payable - related party
 (Note 4)                            $     32,000        32,000             -
                                     ------------- ------------- -------------
   Total Liabilities                       32,000        32,000             -
                                     ------------- ------------- -------------
STOCKHOLDERS' EQUITY

Common stock, $.001 par value;
 25,000,000 shares authorized;
 17,500,000 shares issued and
 outstanding                               17,500        17,500        17,500

Additional Paid in Capital                 38,500        38,500        38,500

Deficit Accumulated during the
 development stage                        (88,000)      (88,000)      (56,000)
                                     ------------- ------------- -------------

   Total Stockholders' Equity             (32,000)      (32,000)            -
                                     ------------- ------------- -------------
   TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY              $          -  $          -  $          -
                                     ============= ============= =============

  The accompanying notes are an integral part of these financial statements

                           Worldnet, Inc. of Nevada
                        (A Development Stage Company)
                           Statements of Operations

                                                                     From
                                                                 Inception on
                        For the Six      For the Years Ended       March 12
                       Months Ended         December 31             1986
                          June 30,   ---------------------------  to June 30,
                           2000          1999          1998          2000
                       ------------- ------------- ------------- -------------
                        (Unaudited)                               (Unaudited)
REVENUES               $          -  $          -  $          -  $          -
                       ------------- ------------- ------------- -------------
EXPENSES

 General &
  Administrative                  -        32,000             -        88,000
                       ------------- ------------- ------------- -------------

   TOTAL EXPENSES                 -        32,000             -        88,000
                       ------------- ------------- ------------- -------------

NET INCOME (LOSS)      $          -  $    (32,000) $          -  $    (88,000)
                       ============= ============= ============= =============

LOSS PER SHARE         $          -  $     (0.002) $          -  $     (0.005)
                       ============= ============= ============= =============

WEIGHTED AVERAGE
 SHARES OUTSTANDING      17,500,000    17,500,000    17,500,000    17,321,430
                       ============= ============= ============= =============

  The accompanying notes are an integral part of these financial statements.

                           Worldnet, Inc. of Nevada
                         (A Development Stage Company)
                      Statements of Stockholders' Equity
          From Inception on March 12, 1986 through December 31, 1999 and June 30, 2000 (Unaudited)

                                                                 Deficit
                                                                 Accumulated
                                                   Additional    During the
                             Common Stock          Paid-in       Development
                          Shares       Amount      Capital       Stage
                       ------------- ------------- ------------- -------------
Issuance of shares for
marketing rights         17,000,000  $     17,000  $          -  $          -

Net (loss) for the year
ended December 31, 1986           -             -             -       (17,000)

Net (loss) for the year
ended December 31, 1987           -             -             -             -

Net (loss) for the year
ended December 31, 1988           -             -             -             -

Net (loss) for the year
ended December 31, 1989           -             -             -             -

Net (loss) for the year
ended December 31, 1990           -             -             -             -

Issuance of shares for
mining claims               110,000           110          (110)            -

Issuance of shares
for services                390,000           390        38,610             -

Net (loss) for the year
ended December 31, 1991           -             -             -       (39,000)

Net (loss) for the year
ended December 31, 1992           -             -             -             -

Net (loss) for the year
ended December 31, 1993           -             -             -             -
                       ------------- ------------- ------------- -------------
Balance -
 December 31, 1993       17,500,000        17,500        38,500       (56,000)

Net (loss) for the year
ended December 31, 1994           -             -             -             -
                       ------------- ------------- ------------- -------------
Balance -
 December 31, 1994       17,500,000        17,500        38,500       (56,000)

Net (loss) for the year
ended December 31, 1995           -             -             -             -
                       ------------- ------------- ------------- -------------
Balance -
 December 31, 1995       17,500,000        17,500        38,500       (56,000)

Net (loss) for the year
ended December 31, 1996           -             -             -             -
                       ------------- ------------- ------------- -------------
Balance -
 December 31, 1996       17,500,000        17,500        38,500       (56,000)

Net (loss) for the year
ended December 31, 1997           -             -             -             -
                       ------------- ------------- ------------- -------------
Balance -
 December 31, 1997       17,500,000        17,500        38,500       (56,000)

Net (loss) for the year
ended December 31, 1998           -             -             -             -
                       ------------- ------------- ------------- -------------
Balance -
 December 31, 1998       17,500,000        17,500        38,500       (56,000)

Net (loss) for the year
ended December 31, 1999           -             -             -       (32,000)
                       ------------- ------------- ------------- -------------
Balance -
 December 31, 1999       17,500,000        17,500        38,500       (88,000)

Net (loss) for the six
months ended June 30,
2000                              -             -             -             -
                       ------------- ------------- ------------- -------------
Balance - June 30, 2000
 (Unaudited)             17,500,000  $     17,500  $     38,500  $    (88,000)
                       ============= ============= ============= =============



  The accompanying notes are an integral part of these financial statements.

                           Worldnet, Inc. of Nevada
                        (A Development Stage Company)
                           Statements of Cash Flows

                                                                             From
                                                                         Inception on
                               For the six     For the years ended         March 12,
                               months ended         December 31           1986 Through
                                  June 30,   ---------------------------    June 30,
                                   2000          1999          1998          2000
                               ------------- ------------- ------------- -------------
                                (Unaudited)                               (Unaudited)
Cash Flows From Operating
 Activities

  Net loss                     $          -   $   (32,000) $          -  $    (88,000)
  Less non-cash items:
  Shares issued for services              -             -             -        39,000
  Depreciation & amortization             -             -             -        17,000
  Increase (decrease) in
   accounts payable                       -        32,000             -        32,000
                               ------------- ------------- ------------- -------------
     Net Cash Provided (Used)
      by Operating Activities             -             -             -             -
                               ------------- ------------- ------------- -------------
Cash Flows from Investing
 Activities

   Net Cash Provided (Used)
    by Investing Activities               -             -             -             -
                               ------------- ------------- ------------- -------------
Cash Flows from Financing
 Activities

   Net Cash Provided (Used)
    by Financing Activities               -             -             -             -
                               ------------- ------------- ------------- -------------

   Increase in Cash                       -             -             -             -
                               ------------- ------------- ------------- -------------
Cash and Cash Equivalents at
 Beginning of Period                      -             -             -             -
                               ------------- ------------- ------------- -------------
Cash and Cash Equivalents at
 End of Period                 $          -  $          -  $          -  $          -
                               ============= ============= ============= =============

Supplemental Non-Cash Financing
 Transactions:

  Stock issued for
   marketing rights            $          -  $          -  $          -  $     17,000

  Stock issued for services    $          -  $          -  $          -  $     39,000

Cash paid for:
  Interest                     $          -  $          -  $          -  $          -
  Income taxes                 $          -  $          -  $          -  $          -

  The accompanying notes are an integral part of these financial statements.

                                     -7-

                           Worldnet, Inc. of Nevada
                        (A Development Stage Company)
                        Notes to Financial Statements
            June 30, 2000 (Unaudited), December 31, 1999 and 1998

NOTE 1 - Summary Of Significant Accounting Policies

     a.   Organization & Consolidation Policy

          Worldnet, Inc. of Nevada (the Company), a Nevada corporation, was incorporated March 12, 1986 to lease, sell, and market airships and the Burkett Mill, a waste milling device, which rights were acquired from VIP Worldnet, Inc. initially the only shareholder. The technology to further develop the airship and the mill by the parent company proved to be prohibitive, and shortly after the acquisition of the marketing rights further activity ceased. Worldnet, Inc. of Nevada has been inactive since that date.

     b.   Recognition of Revenue

          The Company recognizes income and expense on the accrual basis of accounting.

     c.   Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d.   Cash and Cash Equivalents

          The company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.   Provision for Income Taxes

          No provision for income taxes have been recorded due to net operating loss carryforwards totaling approximately $88,000 that will be offset against future taxable income. These NOL carryforwards began to expire in the year 2001. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

                           Worldnet, Inc. of Nevada
                        (A Development Stage Company)
                        Notes to Financial Statements
            June 30, 2000 (Unaudited), December 31, 1999 and 1998

NOTE 1 - Summary Of Significant Accounting Policies (continued)


         Deferred tax asset and the valuation account is as follows at June 30, 2000, December 31, 1999 and 1998:

                                        June 30,           December 31,
                                          2000          1999         1998
                                     ------------- ------------- -------------
     Deferred tax asset:              (Unaudited)
              NOL carryforward       $     30,000  $     30,000  $     19,000

         Valuation allowance              (30,000)      (30,000)      (19,000)
                                     ------------- ------------- -------------
                                     $          -  $          -  $          -
                                     ============= ============= =============

     f.  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Going Concern

         The accompanying financial statements have been prepared assuming that the company will continue as a going concern. The company has no assets and has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE 3 - Capitalization

         In 1986, the Company issued 17,000,000 shares of common stock for the marketing rights to an airship and a waste milling device. The value of this issuance was $17,000.

         During 1991, the Company issued 110,000 shares of stock for unpatented mining claims. The project was soon thereafter abandoned and claims were never given a value.

         During 1991, the Company issued 390,000 shares of stock for services valued at $39,000.

                           Worldnet, Inc. of Nevada
                        (A Development Stage Company)
                        Notes to Financial Statements
            June 30, 2000 (Unaudited), December 31, 1999 and 1998

NOTE 4 - Related Party Transactions

         During the year ended December 31, 1999, the Company incurred $32,000 of professional fees payable to professionals affiliated with Mutual Ventures Corporation. An officer of the Company is an employee of Mutual Ventures Corporation.

NOTE 5 - Development Stage Company

         The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and searching for a business operation with which to merge, or assets to acquire, in order to generate significant operations.

NOTE 6 - Unaudited Information

         Worldnet, Inc. of Nevada (the Company) has elected to omit substantially all footnotes to the financial statements for the six months ended June 30, 2000. The information furnished herein was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are, in the opinion of management, necessary to reflect the results of the six months ended June 30, 2000. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

                                   PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS


Exhibit
Number    Description                                             Location
-------   -----------------------------------------              -----------
3.1        Articles of Incorporation, dated March 10, 1986       See attached

3.2        Bylaws of WorldNet                                    See attached

27         Financial Data Schedule                               See attached




                                  SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.


         7-11-00
Date_________________________        WorldNet, Inc. of Nevada


                                           /s/ Don Mayer
                                     By: _______________________________
                                               Don Mayer, President